UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.     )

Aprea Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

03836J102

(CUSIP Number)

October 7, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons Versant V Luxco S.a.r.l.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,519,323 shares of common stock (2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,519,323 shares of common stock (2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,519,323 shares of common stock (2)

10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 12.1% (3)

12.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13G is filed by Versant V Luxco S.a.r.l. (“Luxco”), Versant Venture Capital V, L.P. (“VVC V”), Versant Affiliates Fund V, L.P. (“VAF V”), Versant Ophthalmic Affiliates Fund I, L.P. (“VOA”), Versant Ventures V, LLC (“VV V”), Versant Ventures V (Canada), L.P. (“VV CAN GP”), Versant Venture Capital V (Canada) LP (“VVC CAN”),Versant Ventures V GP-GP (Canada), Inc. (“VV CAN GP-GP”), Versant Vantage I, L.P. (“VV VAN”), Versant Vantage I GP, L.P. (“VV VAN GP”) and Versant Vantage GP-GP, LLC (“VV VAN GP-GP” and, together with Luxco, VVC V, VAF V, VOA, VV V, VV CAN, VVC CAN, VV CAN GP, VV VAN and VV VAN GP, the “Reporting Persons”).  Luxco is majority owned by VVC V and minority owned by VOA, VAF and VVC CAN.  VV V is the sole general partner of VVC V, VAF V and VOA and VV VAN GP-GP is the sole general partner of VV VAN GP which is the sole general partner of VV VAN.  VV V is under common control with Versant Vantage I GP-GP, LLC.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) These shares are held by Luxco.  Luxco is majority owned by VVC V and minority owned by VOA, VAF V and VVC CAN. VV V is the general partner of each of the VVC V, VOA and VAF. VV CAN GP-GP is the general partner of VV CAN GP, which is the general partner of VVC CAN. Each of the VVC V, VOA, VAF, VVC CAN, VV CAN GP and VV CAN GP-GP may be deemed to indirectly beneficially own the shares beneficially owned by Luxco and share voting and dispositive power over the shares held by Luxco.

(3) Percentage based on 19,876,532 shares of Common Stock outstanding after the Issuer’s initial public offering, as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on October 4, 2019 (the “Final Prospectus”), plus 850,000 shares of Common Stock issued in the Issuer’s initial public offering pursuant to the full exercise of the underwriters’ option to purchase additional shares.

1.	Name of Reporting Persons Versant Ventures V, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,519,323 shares of common stock (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,519,323 shares of common stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,519,323 shares of common stock (2)

10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 12.1% (3)

12.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) These shares are held by Luxco.  Luxco is majority owned by VVC V and minority owned by VOA, VAF V and VVC CAN. VV V is the general partner of each of the VVC V, VOA and VAF. VV CAN GP-GP is the general partner of VV CAN GP, which is the general partner of VVC CAN. Each of the VVC V, VOA, VAF, VVC CAN, VV CAN GP and VV CAN GP-GP may be deemed to indirectly beneficially own the shares beneficially owned by Luxco and share voting and dispositive power over the shares held by Luxco.

(3) Percentage based on 19,876,532 shares of Common Stock outstanding after the Issuer’s initial public offering, as disclosed Final Prospectus, plus 850,000 shares of Common Stock issued in the Issuer’s initial public offering pursuant to the full exercise of the underwriters’ option to purchase additional shares.

1.	Name of Reporting Persons Versant Ventures V GP-GP (Canada), Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,519,323 shares of common stock (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,519,323 shares of common stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,519,323 shares of common stock (2)

10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 12.1% (3)

12.	Type of Reporting Person (See Instructions) CO

(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) These shares are held by Luxco.  Luxco is majority owned by VVC V and minority owned by VOA, VAF V and VVC CAN. VV V is the general partner of each of the VVC V, VOA and VAF. VV CAN GP-GP is the general partner of VV CAN GP, which is the general partner of VVC CAN. Each of the VVC V, VOA, VAF, VVC CAN, VV CAN GP and VV CAN GP-GP may be deemed to indirectly beneficially own the shares beneficially owned by Luxco and share voting and dispositive power over the shares held by Luxco..

(3) Percentage based on 19,876,532 shares of Common Stock outstanding after the Issuer’s initial public offering, as disclosed Final Prospectus, plus 850,000 shares of Common Stock issued in the Issuer’s initial public offering pursuant to the full exercise of the underwriters’ option to purchase additional shares.

1.	Name of Reporting Persons Versant Ventures V (Canada), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,519,323 shares of common stock (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,519,323 shares of common stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,519,323 shares of common stock (2)

10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 12.1% (3)

12.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) These shares are held by Luxco.  Luxco is majority owned by VVC V and minority owned by VOA, VAF V and VVC CAN. VV V is the general partner of each of the VVC V, VOA and VAF. VV CAN GP-GP is the general partner of VV CAN GP, which is the general partner of VVC CAN. Each of the VVC V, VOA, VAF, VVC CAN, VV CAN GP and VV CAN GP-GP may be deemed to indirectly beneficially own the shares beneficially owned by Luxco and share voting and dispositive power over the shares held by Luxco.

(3) Percentage based on 19,876,532 shares of Common Stock outstanding after the Issuer’s initial public offering, as disclosed Final Prospectus, plus 850,000 shares of Common Stock issued in the Issuer’s initial public offering pursuant to the full exercise of the underwriters’ option to purchase additional shares.

1.	Name of Reporting Persons Versant Venture Capital V (Canada) LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,519,323 shares of common stock (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,519,323 shares of common stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,519,323 shares of common stock (2)

10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 12.1% (3)

12.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) These shares are held by Luxco.  Luxco is majority owned by VVC V and minority owned by VOA, VAF V and VVC CAN. VV V is the general partner of each of the VVC V, VOA and VAF. VV CAN GP-GP is the general partner of VV CAN GP, which is the general partner of VVC CAN. Each of the VVC V, VOA, VAF, VVC CAN, VV CAN GP and VV CAN GP-GP may be deemed to indirectly beneficially own the shares beneficially owned by Luxco and share voting and dispositive power over the shares held by Luxco.

(3) Percentage based on 19,876,532 shares of Common Stock outstanding after the Issuer’s initial public offering, as disclosed Final Prospectus, plus 850,000 shares of Common Stock issued in the Issuer’s initial public offering pursuant to the full exercise of the underwriters’ option to purchase additional shares.

1.	Name of Reporting Persons Versant Affiliates Fund V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,519,323 shares of common stock (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,519,323 shares of common stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,519,323 shares of common stock (2)

10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 12.1% (3)

12.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) These shares are held by Luxco.  Luxco is majority owned by VVC V and minority owned by VOA, VAF V and VVC CAN. VV V is the general partner of each of the VVC V, VOA and VAF. VV CAN GP-GP is the general partner of VV CAN GP, which is the general partner of VVC CAN. Each of the VVC V, VOA, VAF, VVC CAN, VV CAN GP and VV CAN GP-GP may be deemed to indirectly beneficially own the shares beneficially owned by Luxco and share voting and dispositive power over the shares held by Luxco.

(3) Percentage based on 19,876,532 shares of Common Stock outstanding after the Issuer’s initial public offering, as disclosed Final Prospectus, plus 850,000 shares of Common Stock issued in the Issuer’s initial public offering pursuant to the full exercise of the underwriters’ option to purchase additional shares.

1.	Name of Reporting Persons Versant Ophthalmic Affiliates Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,519,323 shares of common stock (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,519,323 shares of common stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,519,323 shares of common stock (2)

10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 12.1% (3)

12.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) These shares are held by Luxco.  Luxco is majority owned by VVC V and minority owned by VOA, VAF V and VVC CAN. VV V is the general partner of each of the VVC V, VOA and VAF. VV CAN GP-GP is the general partner of VV CAN GP, which is the general partner of VVC CAN. Each of the VVC V, VOA, VAF, VVC CAN, VV CAN GP and VV CAN GP-GP may be deemed to indirectly beneficially own the shares beneficially owned by Luxco and share voting and dispositive power over the shares held by Luxco.

(3) Percentage based on 19,876,532 shares of Common Stock outstanding after the Issuer’s initial public offering, as disclosed Final Prospectus, plus 850,000 shares of Common Stock issued in the Issuer’s initial public offering pursuant to the full exercise of the underwriters’ option to purchase additional shares.

1.	Name of Reporting Persons Versant Venture Capital V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,519,323 shares of common stock (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,519,323 shares of common stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,519,323 shares of common stock (2)

10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 12.1% (3)

12.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) These shares are held by Luxco.  Luxco is majority owned by VVC V and minority owned by VOA, VAF V and VVC CAN. VV V is the general partner of each of the VVC V, VOA and VAF. VV CAN GP-GP is the general partner of VV CAN GP, which is the general partner of VVC CAN. Each of the VVC V, VOA, VAF, VVC CAN, VV CAN GP and VV CAN GP-GP may be deemed to indirectly beneficially own the shares beneficially owned by Luxco and share voting and dispositive power over the shares held by Luxco.

(3) Percentage based on 19,876,532 shares of Common Stock outstanding after the Issuer’s initial public offering, as disclosed Final Prospectus, plus 850,000 shares of Common Stock issued in the Issuer’s initial public offering pursuant to the full exercise of the underwriters’ option to purchase additional shares.

1.	Name of Reporting Persons Versant Vantage I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 333,333

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 333,333

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 333,333 shares of common stock (2)

10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 1.6% (3)

12.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) These Shares are directly held by VV VAN. VV VAN GP-GP is the general partner of VV VAN GP, which is the general partner of VV VAN.  VV VAN GP-GP and VV VAN GP share voting and dispositive power over the shares held by VV VAN.

(3) Percentage based on 19,876,532 shares of Common Stock outstanding after the Issuer’s initial public offering, as disclosed Final Prospectus, plus 850,000 shares of Common Stock issued in the Issuer’s initial public offering pursuant to the full exercise of the underwriters’ option to purchase additional shares.

1.	Name of Reporting Persons Versant Vantage I GP, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 333,333

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 333,333

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 333,333 shares of common stock (2)

10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 1.6% (3)

12.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) These Shares are directly held by VV VAN. VV VAN GP-GP is the general partner of VV VAN GP, which is the general partner of VV VAN.  VV VAN GP-GP and VV VAN GP share voting and dispositive power over the shares held by VV VAN.

(3) Percentage based on 19,876,532 shares of Common Stock outstanding after the Issuer’s initial public offering, as disclosed Final Prospectus, plus 850,000 shares of Common Stock issued in the Issuer’s initial public offering pursuant to the full exercise of the underwriters’ option to purchase additional shares.

1.	Name of Reporting Persons Versant Vantage I GP-GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 333,333

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 333,333

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 333,333 shares of common stock (2)

10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 1.6% (3)

12.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) These Shares are directly held by VV VAN. VV VAN GP-GP is the general partner of VV VAN GP, which is the general partner of VV VAN.  VV VAN GP-GP and VV VAN GP share voting and dispositive power over the shares held by VV VAN.

(3) Percentage based on 19,876,532 shares of Common Stock outstanding after the Issuer’s initial public offering, as disclosed Final Prospectus, plus 850,000 shares of Common Stock issued in the Issuer’s initial public offering pursuant to the full exercise of the underwriters’ option to purchase additional shares.

Introductory Note: This Statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.001 per share (“Common Stock”), of Aprea Therapeutics, Inc. (the “Issuer”).

Item 1
	(a)	Name of Issuer: Aprea Therapeutics, Inc.
Address of Issuer’s Principal Executive Offices: 535 Boylston Street Boston, MA 02116

Item 2
(a)

Name of Person(s) Filing:
Versant V Luxco S.a.r.l.

Versant Ventures V, LLC

Versant Ventures V GP-GP (Canada), Inc.

Versant Ventures V (Canada), L.P.

Versant Venture Capital V (Canada) LP

Versant Affiliates Fund V, L.P.

Versant Ophthalmic Affiliates Fund I, L.P.

Versant Venture Capital V, L.P.

Versant Vantage I GP-GP, LLC

Versant Vantage I GP, L.P.

Versant Vantage I, L.P.

	(b)	Address of Principal Business Office: c/o Versant Ventures One Sansome Street, Suite 3630 San Francisco, CA 94104
(c)

Citizenship:

Entities:

Versant V Luxco S.a.r.l. - Luxembourg

Versant Ventures V, LLC - Delaware

Versant Ventures V GP-GP (Canada), Inc. – Delaware

Versant Ventures V (Canada), L.P. - Delaware

Versant Venture Capital V (Canada), LP- Ontario, Canada

Versant Affiliates Fund V, L.P. - Delaware

Versant Ophthalmic Affiliates Fund I, L.P. - Delaware

Versant Venture Capital V, L.P. - Delaware

Versant Vantage I GP-GP, LLC- Delaware

Versant Vantage I GP, L.P. - Delaware

Versant Vantage I, L.P. - Delaware

	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 03836J102

Item 3	Not applicable.

Item 4                                                            Ownership.

The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of October 17, 2019:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)

Versant V Luxco S.a.r.l.	2,519,323	2,519,323	0	2,519,323	0	2,519,323	12.1%

Versant Venture Capital V, L.P.	0	0	2,519,323	0	2,519,323	2,519,323	12.1%

Versant Ophthalmic Affiliates Fund I, L.P.	0	0	2,519,323	0	2,519,323	2,519,323	12.1%

Versant Affiliates Fund V, L.P.	0	0	2,519,323	0	2,519,323	2,519,323	12.1%

Versant Ventures V (Canada), L.P.	0	0	2,519,323	0	2,519,323	2,519,323	12.1%

Versant Venture Capital V (Canada) LP	0	0	2,519,323	0	2,519,323	2,519,323	12.1%

Versant Ventures V, LLC	0	0	2,519,323	0	2,519,323	2,519,323	12.1%

Versant Ventures V GP-GP (Canada), Inc.	0	0	2,519,323	0	2,519,323	2,519,323	12.1%

Versant Vantage I, L.P.	333,333	333,333	0	333,333	0	333,333	1.6%

Versant Vantage I GP-GP, LLC	0	0	333,333	0	333,333	333,333	1.6%

Versant Vantage I GP, L.P.	0	0	333,333	0	333,333	333,333	1.6%

(1) Percentage based on 19,876,532 shares of Common Stock outstanding after the Issuer’s initial public offering, as disclosed Final Prospectus, plus 850,000 shares of Common Stock issued in the Issuer’s initial public offering pursuant to the full exercise of the underwriters’ option to purchase additional shares.

Item 5                                    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:      ☐

Item 6                                    Ownership of More Than Five Percent on Behalf of Another Person.

See Items 2(a) and 4.

Item 7                                    Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8                                    Identification and Classification of Members of the Group.

Not applicable.

Item 9                                    Notice of Dissolution of Group.

Not applicable.

Item 10                             Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 17, 2019

Versant V Luxco S.a.r.l.

By:	/s/ Robin L. Praeger
Robin L. Praeger, Manager

Versant Ventures V, LLC

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ventures V GP-GP (Canada), Inc.

By:	/s/ Robin L. Praeger
Robin L. Praeger, Director

Versant Ventures V (Canada), L.P.

By: Versant Ventures V GP-GP (Canada), Inc.
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Director

Versant Venture Capital V (Canada), LP

By: Versant Ventures V (Canada), L.P.
Its: General Partner
By: Versant Ventures V GP-GP (Canada), Inc.
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Director

Versant Affiliates Fund V, L.P.

By: Versant Ventures V, LLC
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ophthalmic Affiliates Fund I, L.P.

By: Versant Ventures V, LLC
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Venture Capital V, L.P.

By: Versant Ventures V, LLC
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Vantage I, L.P.

By: Versant Vantage I GP, L.P.
Its: General Partner
By: Versant Vantage I GP-GP, LLC
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Vantage I GP, L.P.

By: Versant Vantage I GP-GP, LLC
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Vantage I GP-GP, LLC

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Exhibit 1

Joint Filing Agreement

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Aprea Therapeutics, Inc. is filed on behalf of each of us.

October 17, 2019

Versant V Luxco S.a.r.l.

By:	/s/ Robin L. Praeger
Robin L. Praeger, Manager

Versant Ventures V, LLC

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ventures V GP-GP (Canada), Inc.

By:	/s/ Robin L. Praeger
Robin L. Praeger, Director

Versant Ventures V (Canada), L.P.

By: Versant Ventures V GP-GP (Canada), Inc.
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Director

Versant Venture Capital V (Canada), LP

By: Versant Ventures V (Canada), L.P.
Its: General Partner
By: Versant Ventures V GP-GP (Canada), Inc.
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Director

Versant Affiliates Fund V, L.P.

By: Versant Ventures V, LLC
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ophthalmic Affiliates Fund I, L.P.

By: Versant Ventures V, LLC
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Venture Capital V, L.P.

By: Versant Ventures V, LLC
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Vantage I, L.P.

By: Versant Vantage I GP, L.P.
Its: General Partner
By: Versant Vantage I GP-GP, LLC
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Vantage I GP, L.P.

By: Versant Vantage I GP-GP, LLC
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Vantage I GP-GP, LLC

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director